Filed Pursuant to Rule 433
Registration No. 333-158105
May 24, 2010

Key Information	GLD

SPDR® GOLD SHARES

OBJECTIVE	Designed to track the price of gold (net of Trust expenses)

STRUCTURE	Continuously offered investment trust

SYMBOL	GLD

EXCHANGE	NYSE Arca, Inc.

INITIAL PRICING	Based on the price of 1/10th of an ounce of gold

MINIMUM ORDER	1 share

SHORT SALE ELIGIBLE	Yes

MARGIN ELIGIBLE	Yes

ESTIMATED EXPENSES	0.40%*
GOLD BULLION

ALLOCATED GOLD	The Trust’s allocated gold bullion is kept in the form of London Good Delivery bars (400 oz.) and held in an allocated account.**

STORAGE	The gold bullion is held by the Custodian, HSBC Bank USA, in its London vault or in the vaults of sub-custodians.
ADVANTAGES

EASILY ACCESSIBLE	Listed on the NYSE Arca

SECURE	The Gold Shares represent fractional, undivided interests in the Trust, the primary asset of which is allocated (or secured) gold.

COST-EFFECTIVE	For many investors, the transaction costs related to the Gold Shares are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold.

LIQUID	Structure allows for baskets to be created and redeemed according to market demand, creating liquidity.

TRANSPARENT	There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at: www.spdrgoldshares.com

FLEXIBLE	Gold Shares (NYSE Arca: GLD) are listed on the NYSE Arca and trade the same way ordinary stocks do. It is possible to buy or sell Gold Shares continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders of Gold Shares.
MANAGEMENT

SPONSOR:	World Gold Trust Services, LLC	TRUSTEE:	BNY Mellon Asset Servicing, a divison of the Bank of New York Mellon

CUSTODIAN:	HSBC Bank USA, N.A.	MARKETING AGENT:	State Street Global Markets, LLC*

*	World Gold Trust Services, LLC as the Sponsor and State Street Global Markets, LLC as the Marketing Agent have agreed to reduce the fees payable to them from the assets of the Trust to the extent required so that the estimated ordinary expenses of the Trust do not exceed an amount equal to 0.40% per annum of the daily net asset value during the period ending seven years from the date of the Trust Indenture (11/12/2004) or upon the earlier termination of the Marketing Agent Agreement. Investors should be aware that if the value of the Trust assets is less than approximately $388 million, the ordinary expenses of the Trust will be accrued at a rate greater than 0.40% per year of the daily ANAV of the Trust even after the Sponsor and the Marketing Agent have completely reduced their combined fees of 0.30% per year of the daily ANAV of the Trust. This amount is based on the estimated ordinary expenses of the Trust.

**	Allocated gold bars are identified as the owner’s in the vault and are not a part of the bankrupt’s estate in the event of the bankruptcy of the Custodian. Except in connection with transfers of gold to or from the Trust, when the Trust’s gold will be held in unallocated form and in respect to a relatively small amount of gold that may be credited to the Trust’s unallocated account at the end of a business day (which will be no more than 430 ounces), the Trust’s gold will be held in allocated form (i.e., an individually identified bar of gold).

Precise in a world that isn’t:

STATE STREET GLOBAL MARKETS, LLC
State Street Financial Center One Lincoln Street
Boston, MA 02111

866.320.4053
spdrgoldshares.com
FOR PUBLIC USE.
The SPDR® Gold Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust, or any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it by calling toll free at 866.320.4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.
The prospectus contains information about the Trust and the SPDR® Gold Shares (the “Shares”) which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor and the Marketing Agent expect the value of an investment in the Shares to similarly decline proportionately.
Not FDIC Insured — No Bank Guarantee — May Lose Value
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
For more complete information, please call 866.320.4053 or visit www.spdrgoldshares.com today.
“SPDR®” is a trademark of the Standard & Poor’s Financial Services, LLC and has been licensed by use for the Sponsor. The “SPDR” trademark is used under license from Standard & Poor’s Financial Services, LLC (“S&P”) and the SPDR Gold Trust is permitted to use the “SPDR” trademark pursuant to a sublicense from the Marketing Agent. No financial product offered by SPDR Gold Trust, or its affiliates, is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which the financial products are based to track general stock market performance. S&P is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. S&P has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF DAMAGES.

©2010 State Street Corporation. All Rights Reserved.	IBG-1461	Exp. Date: 03/31/2011	IBG.GLD.KYIN.0510

Precise in a world that isn’t:

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.